                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2008

                         Commission file number: 0-30394

                                  METALINK LTD.
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                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos.
333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

     On September 8, 2008, Metalink Ltd. (the "Company") entered into a Loan
Agreement (the "Loan Agreement") with an institutional investor (the "Lender").

     Pursuant to the Loan Agreement, the Lender agreed to extend to the Company a loan of $3.5 million at the first closing (the "First Loan") and, at the request of the Company, an additional loan of up to $4.5 million (the "Second
Loan") at a second closing, to occur not prior to 80 days, and not later than
110 days after, the first closing date. The outstanding principal amount is evidenced by Senior Secured Promissory Notes (the "Notes").

     Under the Notes, the outstanding principal amount (including of the Second
Loan, if any) is due and payable in one payment 12 months after the first closing. The outstanding principal amount accrues interest at an annual rate of
10% payable on a quarterly basis. The Company may, in its discretion, elect to pay interest on the loan in cash or in ordinary shares, subject to certain conditions related to the market for the shares and the registration of the shares under the Securities Act of 1933, as amended. The loan may be prepaid by the Company at any time and is subject to a mandatory prepayment upon a Change of Control (as defined in the Notes). Upon the occurrence of certain events of default defined in the Notes, including events of default under the Transaction
Documents (as defined below), the full principal amount of the Notes, together with interest and other amounts owing, become immediately due and payable.

     In connection with the loan, the Company entered into a security agreement granting the Lender a first priority fixed charge on all of the Company's intellectual property and a first priority floating charge on all of its other assets (the "Israeli Security Agreement"). Obligations under the Notes are guaranteed by the Company's wholly owned subsidiaries pursuant to a Subsidiary
Guarantee. The Company's U.S. subsidiary entered into a security agreement granting the Lender a security interest in its assets to secure the Company's obligations under the Notes (the "U.S. Security Agreement").

     In addition, in consideration for the First Loan, the Company undertook to issue to the lender five-year warrants to purchase up to a total of 2,000,000 ordinary shares at exercise prices per share of $0.01 (for 1,000,000 warrants)
and $0.50 (for the balance) (the "Warrants"). In consideration for the Second
Loan, if any, the Company undertook to issue to the lender Warrants to purchase up to a total of 2,200,000 ordinary shares at exercise prices per share of $0.01
(for 1,870,000 warrants) and $0.50 (for the balance). The exercise prices of the
Warrants are subject to adjustments, including anti-dilution adjustments, and to repayment upon certain fundamental transactions or equity financings.

     The Transaction Documents contain customary representations, warranties and covenants, including various limitations on, among other things, the Company's ability to incur additional debt or sell the collateral, without the consent of the Lender.

     The closing of the First Loan occurred on September 9, 2008.

     A COPY OF THE PRESS RELEASE ANNOUNCING THE TRANSACTION, THE LOAN AGREEMENT,
THE FORM OF THE NOTE, THE FORM OF THE WARRANTS, THE ISRAELI SECURITY AGREEMENT,
THE U.S. SECURITY AGREEMENT AND THE FORM OF SUBSIDIARY GUARANTEE (TOGETHER, THE
"TRANSACTION DOCUMENTS") ARE ATTACHED HERETO AS EXHIBITS 99.1 THROUGH 99.7 AND
ARE INCORPORATED HEREIN BY REFERENCE.

     Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc.
(Nasdaq: RODM) acted as the exclusive placement agent for the loans. A copy of the Placement Agent Agreement is attached hereto and incorporated herein by reference as Exhibit 99.8.

     The Warrants and Warrant Shares were offered under the Company's previously filed and effective Registration Statement on Form F-3 (Registration No.
333-152119). The Company intends to file a prospectus supplement relating to the offering of the Warrants and the Warrant Shares with the Securities and Exchange
Commission within the period required by law.

     THE FOREGOING IS A SUMMARY OF THE TERMS OF THE TRANSACTION DOCUMENTS AND
THE PLACEMENT AGENT AGREEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO
THE FULL TEXT OF EACH OF THOSE DOCUMENTS, COPIES OF WHICH ARE FILED AS EXHIBITS
TO THIS REPORT.

Exhibits

99.1 Press Release, dated September 9, 2008: Metalink Announces $8 Million Short
     Term Secured Loan

99.2 Loan Agreement

99.3 Form of Note

99.4 Form of Warrant to purchase Ordinary Shares

99.5 Israeli Security Agreement

99.6 U.S. Security Agreement

99.7 Form of Subsidiary Guarantee

99.8 Placement Agent Agreement

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                METALINK LTD.

Date: September 9, 2008                         By: /s/ Yuval Ruhama
                                                --------------------
                                                Yuval Ruhama
                                                Chief Financial Officer